SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2004

Commission File Number 001-14495

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Nordeste Cellular Holding Company
(Translation of Registrant's name into English)

Av. Ayrton Senna da Silva, 1633 - 2° andar
54410-240 Jaboatão dos Guararapes
Pernambuco
Federative Republic of Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under reports under cover of Form 20-F or Form 40-F).

(Check One) Form 20-F     X         Form 40-F______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes _____ No     X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes _____ No     X

( Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  )

Yes _____ No     X

Filer: Tele Celular Sul Participações S.A. Proposed merger with Tele Nordeste Celular Participações S.A. Registration No. 333-116330

Tele Celular Sul Participações S.A. Tele Nordeste Celular Participações S.A.

June 2004

In connection with this proposed transaction, Tele Celular Participações S.A. (TSU) has filed relevant materials with the SEC, including TSU's registration statement containing a preliminary prospectus, which was filed on June 09, 2004. The definitive prospectus will be sent to holders of Tele Nordeste Celular Participações S.A.'s (TND) preferred shares and ADRs when it becomes available. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROSPECTUS ON FILE WITH THE SEC, THE DEFINITIVE PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED BY TSU OR TND, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the preliminary prospectus and the definitive prospectus (when it becomes available) and other documents filed by TSU and TND with the SEC for free at the SEC's web site at www.sec.gov. The preliminary prospectus and the definitive prospectus (when it becomes available), and the other documents filed by TSU, may also be obtained free from TND by calling +55 81 3302-2594.

Agenda

I. Description of the Proposed Merger Transaction of TND and TSU

II. Strategic Overview of Tele Celular Sul

III. Strategic Overview of Tele Nordeste Celular

IV. Overview of the "New Company "

Agenda

I. Description of the Proposed Merger Transaction of TND and TSU

II. Strategic Overview of Tele Celular Sul

III. Strategic Overview of Tele Nordeste Celular

IV. Overview of the "New Company"

Current Ownership Structure TSU and TND

Ownership Structure - TSU	Ownership Structure - TND

Merger of TND and TSU

Proposed Merger	Pro-Forma Structure Post Merger

Overview of the Transaction

  The proposed transaction contemplates the merger of TND into TSU
  TSU will be the surviving entity
  TND will be the incorporated entity
  The merger is being done at the holding companies level, therefore there will be no direct impact to the operating companies TIM Sul e TIM Nordeste
Tax benefits given to Tim Nordeste will remain the same

  As a result of the merger, both companies TIM Nordeste and TIM Sul will be controlled by the new entity

Overview of the Transaction Cont.

  Shareholders of TND will receive the same class of shares of TSU:
TND ON shareholders will receive 0.9261 TSU ON shares for each TND ON share

TND PN shareholders will receive 0.9261 TSU PN shares for each TND ON share

TND ADS holders will receive 1.8522 of TSU ADS for each TND ADS that they hold
  Dissident shareholders who own voting shares of TND will have withdrawal rights
  Shareholders who own non-voting shares of TND will not have withdrawal rights
TND preferred shares fulfill liquidity and dispersion legal requirements, and therefore do not have withdraw rights
  Shareholders of TSU do not have withdrawal rights
Brazilian Law establishes that shareholders of the surviving entity are not granted withdrawal rights in merger of entities

Key Objectives of the Transaction

  Concentration of the liquidity of the shares of both companies TND and TSU
We expect the new entity to be one of the three largest wireless companies in Brazil in terms of market cap
  Reduction of operating and administrative costs
Eliminate one of the two corporate structures

Systems integration

Expected to compensate, at the very least, all costs associated with executing the merger

Market Capitalization (In R$ millions)

Current Scenario:

Scenario Post-Transaction:
Number of shares based on 1Q/2004 companies financials and share price as of the previous day to the transaction announcement (05/31/2004)

Assumptions Related to the Proposed Exchange Ratio

  ABN AMRO Real was jointly selected by TSU and TND to render an independent valuation of both companies TSU and TND base on the economic value criteria
  The companies were valued as stand alone operations
  The valuation methodology used was discounted cash flow analysis
The base date assumed was March 31, 2004

Based on 10-year projections (2004-2013)
  Range of discount rates (WACC):
From 16.1% to 18.1% in nominal Reais
  Range of perpetuity growth rates:
From 4.18% to 5.18% in nominal Reais

Results of the Valuation

  The equity value range for TSU goes from R$ 2.4 billions to R$ 2.9 billions. The mid-point of the value range implies:

    EV/EBITDA (2004) multiple of 6.3x

  The equity value range for TSU goes from R$ 2.2 billions to R$ 2.7 billions. The mid-point of the value range implies:

    EV/EBITDA (2004) multiple of 6.2x

  Based on these equity value ranges for TSU and TND, the exchange ratio between TSU and TND shares would be comprised in the range of 0.9215 TSU shares for each TND share to 0.9300 TSU shares for each TND share

Proposed Exchange Ratio Comparison with Market Expectations

Considers average exchange ratio for the indicated period based on market capitalization until the previous day to the Board Meeting (28/05/2004)

Next Steps

In the next weeks, TND and TSU will be fulfilling legal requirements of Brazilian and U.S. Law in order to conclude the transaction.

  Filling of the F-4 form (describing the transation) with the SEC
  Preparation of audited financial statements as of June 30, 2004

To serve as a basis for appraisal of (i) book value and (ii) book value adjusted to market. These appraisals will serve as basis to the determination of the value of the right to withdrawal and will be prepared by the independent appraiser Acal

  Meeting of the Boards of Directors of TND and TSU to authorize the signature of the final version of the protocol and justification of merger expected to happen in July

Next Steps Cont.

  Publication of Material Fact Notice including the final terms of the merger
Value of withdrawal rights, increase in TSUs capital stock, etc.
  Publication of the summons notices for the Special Shareholders Meetings of TND and TSU, which shall decide on the merger
  Declaration of effectiveness of Form F-4 issued by SEC
  Decision of Special Shareholders Meetings of TND and TSU on the merger and publication of the minutes
30 day-term for exercising withdrawal rights by the common shareholders of TND
  Closing of the transaction
Expected to the second semester of 2004

Agenda

I. Description of the Proposed Merger Transaction of TND and TSU

II. Strategic Overview of Tele Celular Sul

III. Strategic Overview of Tele Nordeste Celular

IV. Overview of the "New Company"

Tele Celular Sul (TSU) Region

  Area: Paran, Santa Catarina and Pelotas region

  Population: 15.4 millions

  Population Covered:

    TDMA - 82%

    GSM - 61%

  Total Penetration: 27%

  Subscribers: 2.2 millions

  Technology: TDMA and GSM

  Market Share: 53%

  Competitors: Vivo (Telefnica and Portugal Telecom), Claro (Telecom Amricas Group) and Brasil Telecom

Main Achievements in the First Quarter of 2004

  Expansion of GSM coverage - 61% of the population
  Successful PCS migration
  365% increase in net additions: GSM is the driver
  142% growth in VAS revenues
  33% increase in gross revenue
  11% decrease in subscriber acquisition cost (SAC)
  10% increase in profitability - EBITDA of R$ 108.1 million
  R$ 32.4 million net income - 13% increase compared to 1Q03
  Low indebtedness

Increase in Sales with Cost Reduction

Gross Additions Thousands	Subscriber Acquisition Cost (SAC) R$

Strong Growth in Subscriber Base

Net Additions Thousands	Subscribers Thousands

Strong Performance of ARPU

Total ARPU
R$

Gross Revenue Growth

Gross Revenue R$ Millions
	1Q04	Variation

Handsets Revenue (R$ millions)	77.1	+ 169.5%
Handsets sold (thousands)	251.2	+ 265.1%

Service Revenue (R$ millions)	344.7	+ 19.3%
Subscribers (thousands)	2,192.1	+ 25.0%
Average increase in tariffs	8.1%	+ 8.1%
VAS (R$ millions)	15.5	+ 142.2%

EBITDA Performance

EBITDA margin reflects the strong subscriber
gross addition in the period

EBITDA
R$ Millions

Low Debt, High Liquidity

Total Debt R$ Millions	Net Cash R$ Millions

Increase in Profitability

Net Income
R$ Millions

Strategies for 2004

  Focus on continued growth in subscriber base
  Retention programs: Value & Volume
  Expansion of GSM coverage
  Continue innovating
  Integrations and Synergy: Plug & Play, national coverage, commercial synergy

Agenda

I. Description of the Proposed Merger Transaction of TND and TSU

II. Strategic Overview of Tele Celular Sul

III. Strategic Overview of Tele Nordeste Celular

IV. Overview of the "New Company"

Tele Nordeste Celular (TND) Region

  Area: Alagoas, Pernambuco, Paraba, Rio Grande do Norte, Cear and Piau

  Population: 27.2 millions

  Population Covered (March/04):

    TDMA - 75%

    GSM - 48%

  Total Penetration: 17%

  Subscribers: 2.3 millions

  Technology: TDMA and GSM

  Market Share: 47%

  Competitors: Oi (Telemar S.A) and Claro (Telecom Amricas Group)

Main Achievements in the First Quarter of 2004

  Fast expansion of the GSM coverage 48% of the population
  Merger of the 6 operators into Tim Nordeste
  46% growth in gross additions over the 1Q/03
  75.8% increase in net additions and 14.4% increase in subscriber base compared to 1Q/2003
  R$108 millions EBITDA
  Low indebtedness
  R$ 47.0 millions net income 42.4% increase compared to 2003

Increase in Sales

Gross Additions Thousands	Subscriber Acquisition Cost (SAC) R$

ARPU

Subscriber Base (postpaid)	Total ARPU R$

Subscriber Base (prepaid)	Rule 45/55 Growth of the prepaid subscriber base

Strong Growth of the Subscriber Base

Subscribers Thousands	Net Additions Thousands

Gross Revenue Growth

Service revenue growth

Gross Revenue
R$ Millions

EBITDA Performance

EBITDA
R$ Millions

Low Debt, High Liquidity

Total Debt R$ Millions	Net Cash R$ Millions

Increase in Net Income

Strong performance

Net Income
R$ Millions

Strategies for 2004

Retain and maintain loyalty of the subscriber base

+

Incentivize consumption / increase in revenue per user

+

Qualified growth of the base

=

Growth with Profitability

Strategies for 2004

  Absolute leader in the region
  Best cellular service (Innovation e Quality)
  High performance company (Operational and Financial)
  Productive work environment where people feel proud and satisfaction
  Integrated and productive relationship with partners

Agenda

I. Description of the Proposed Merger Transaction of TND and TSU

II. Strategic Overview of Tele Celular Sul

III. Strategic Overview of Tele Nordeste Celular

IV. Overview of the "New Company"

Preliminary Overview of the New TSU

We expect the new entity to be one of the three largest wireless companies in Brazil in terms of market cap

	Subscribers (000)[1]	Revenues (R$ MM)[2]	Market Cap (R$ MM)[3]

TSU	2,192	1,157	1,293
TND	2,263	1,011	1,248

New TSU	4,455	2,168	2,540

1	As of 03/31/2004
2	Assumes last twelve months for revenue and EBITDA figures
3	Share price as of the previous day to the transaction announcement (05/31/2004)

Additonal Considerations

Forecasted Scenarios for TSU

  Expansion of GSM coverage
-	Temporary pressure in marketing expenses

-	Temporary increase in network costs

-	Temporary pressure in EBITDA margins
  Challenging market environment
-	Temporary increase in comercialization costs

-	Market share reduction associated with the entrance of a fourth player (Brasil Telecom) in 2004

-	Temporary pressure in EBITDA margins

Additonal Considerations

Forecasted Scenarios for TND

  Expansion of GSM coverage
GSM overlay in its initial stage

Temporary pressure in marketing expenses

Temporary increase in network costs

Temporary pressure in EBITDA margins
  Tough market environment
Temporary increase in commercialization costs

Market share reduction associated with the future entrance of a fourth player

Temporary pressure in EBITDA margins

Q & A

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements that are subject to risks and uncertainties. These forward-looking statements relate to, among other things:
  management strategy;
  synergies;
  operating efficiencies;
  integration of new business units;
  market position;
  revenue growth;
  cost savings;
  capital expenditures;
  flexibility in responding to market conditions and the regulatory regime;
  regulatory action;
  influence of controlling shareholders;
  litigation; and
  the timetable for the merger.

Forward-looking statements may be identified by words such as "believes," "expects," "anticipates," "projects," "intends," "may, "should," "seeks," "estimates," "future," "forecast," plan," "predict" and "target" or similar expressions.

These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to changes in technology, regulation, the global cellular communications marketplace and local economic conditions. In light of the many risks and uncertainties surrounding this marketplace, you should understand that we cannot assure you that the forward-looking statements contained in this presentation will be realized. You are cautioned not to put undue reliance on any forward-looking information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORDESTE CELULAR PARTICIPAÇÕES, S.A.

Date: June 10, 2004	By:	/s/ WALMIR URBANO KÉSSELI
Name: Walmir Urbano Késseli
Title: Chief Financial Officer